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                             June 21, 2023

       Xin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Annual Report on
Form 20-F
                                                            Filed April 14,
2023
                                                            File No. 001-41291

       Dear Xin Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F, filed April 14, 2023

       Introductory Notes
       Use of Certain Defined Terms, page ii

   1. We note your defined term "China" excludes "Taiwan and the special administrative regions of Hong Kong
and Macau for the purposes of this report only." Please clarify that the legal and
operational risks associated with operating in China discussed elsewhere in the annual report
also apply to operations in Hong Kong and Macau.
       Item 3. Key Information, page 1

   2. At the onset of Item 3, please disclose prominently that you are not a Chinese operating company but a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries. In
addition, please provide early in the Key Information section a diagram of
                                                        the company   s
corporate structure.
 Xin Wang
FirstName  LastNameXin  Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
June       NameMeihua International Medical Technologies Co., Ltd.
     21, 2023
June 21,
Page 2 2023 Page 2
FirstName LastName
3. At the onset of Item 3, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
company   s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange.
4.       At the onset of Item 3, please disclose the location of your auditor
s headquarters and
         whether and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company.
5. Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, please disclose, if true, that your subsidiaries conduct operations in China. In this regard, we note your disclosure on page
ii that    we,       us,
            our company,       our,       the Company,    and    Meihua
International    may refer to various
         entities, including your PRC operating subsidiaries, depending on the context.
6. At the onset of Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
7. At the onset of Item 3, please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
 Xin Wang
Meihua International Medical Technologies Co., Ltd.
June 21, 2023
Page 3
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. At the onset of Item 3, please disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
9. Please revise your disclosure to include in Item 3 a separate "Enforceability of Civil
         Liability" section regarding the ability to impose liability on officers and directors located in Hong Kong and China (or elsewhere outside of the U.S., if applicable). This disclosure should be consistent with your risk factor disclosure under the captions "Certain judgments obtained against us by our shareholders may not be enforceable." on page 14 and "You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the report based on foreign laws." on page 17.
Risk Factors
Risks Related to Our Corporate Structure
Certain judgments obtained against us by our shareholders may not be enforceable, page 14

10. We note your statement that your current officers "are nationals and residents of countries other than the United States." Please expand on this risk factor to (i) reference your current directors in addition to your current officers and (ii) note the specific countries in
FirstName LastNameXin Wang
       which they reside. For example, if true, please state that your directors and officers are
Comapany   NameMeihua
       located  in the PRCInternational
                            and, as such,Medical
                                          it will beTechnologies  Co., Ltd.
                                                     even more difficult  to
enforce liabilities against
       them  or  against
June 21, 2023 Page 3     any directors and officers  located outside of the
U.S.
FirstName LastName
 Xin Wang
FirstName  LastNameXin  Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
June       NameMeihua International Medical Technologies Co., Ltd.
     21, 2023
June 21,
Page 4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Megan J. Penick, Esq.